UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 8)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Carbonite, Inc.

(Name of Subject Company)

Carbonite, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

141337105

(CUSIP Number of Class of Securities)

Stephen Munford

Interim Chief Executive Officer and President

Two Avenue de Lafayette

Boston, Massachusetts 02111

(617) 587-1100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800	Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square 920 N. King Street Wilmington, Delaware 19801 (302) 651-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Carbonite, Inc. (“Carbonite”) with the Securities and Exchange Commission (the “SEC”) on November 25, 2019, relating to the tender offer by Coral Merger Sub Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), to purchase all of the issued and outstanding shares of common stock of Carbonite, par value $0.01 per share (the “Shares”), other than Shares to be converted or cancelled pursuant to the Agreement and Plan of Merger, dated as of November 10, 2019, among Carbonite, OpenText and Merger Sub, for a purchase price of $23.00 per Share in cash, without interest and net of applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by OpenText and Merger Sub with the SEC on November 25, 2019, as amended or supplemented from time to time, and in the related Letter of Transmittal, filed by OpenText and Merger Sub with the SEC on November 25, 2019, as amended or supplemented from time to time.

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8.	ADDITIONAL INFORMATION

The following new subsection is added before the final subsection entitled “Forward-Looking Statements” on page 46 of this Schedule 14D-9:

Final Results of the Offer and Completion of the Merger

At one minute after 11:59 p.m., Eastern Time, on December 23, 2019, the Offer expired. Merger Sub was advised by American Stock Transfer & Trust Company, N.A., in its capacity as depository for the Offer, that, as of the expiration of the Offer, a total of 28,703,509 Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that were not yet “received” (as defined in Section 251(h)(6)(f) of the DGCL)) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 81.51% of the Shares outstanding immediately following the consummation of the Offer.

In addition, Notices of Guaranteed Delivery were delivered for 3,482,105 Shares, representing approximately 9.89% of the Shares outstanding immediately following the consummation of the Offer.

As of the expiration of the Offer, the number of Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that were not yet “received” (as defined in Section 251(h)(6)(f) of the DGCL)) validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, as defined in the Offer to Purchase, and all other conditions to the Offer were satisfied or waived. Promptly after the expiration of the Offer, Merger Sub accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As the final step of the acquisition process, on December 24, 2019, OpenText completed its acquisition of Carbonite by consummating the Merger without the affirmative vote of Carbonite’s stockholders, pursuant to Section 251(h) of the DGCL. At the Effective Time, Merger Sub was merged with and into Carbonite, with Carbonite continuing as the Surviving Corporation and a wholly owned subsidiary of OpenText, and each Share (other than Shares to be converted or cancelled pursuant to the Merger Agreement) issued and outstanding immediately prior to the Effective Time was cancelled and converted into the right to receive $23.00 in cash without interest and net of applicable withholding of taxes.

As a result of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Stock Market LLC. OpenText and Merger Sub intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of Carbonite’s reporting obligations under the Exchange Act as promptly as practicable.

On December 24, 2019, OpenText issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(Y) hereto and is incorporated herein by reference.

ITEM 9.	EXHIBITS

Item 9 of this Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(Y)	Press Release, issued by OpenText on December 24, 2019, announcing the expiration and results of the Offer (incorporated herein by reference to Exhibit (a)(5)(M) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2019	Carbonite, Inc.

	By:	/s/ Gordon A. Davies
	Name:	Gordon A. Davies
	Title:	Secretary